ROYCE VALUE TRUST, INC.

At the 2015 Annual Meeting of Stockholders held on September 24, 2015, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld
Charles M. Royce	60,125,642	5,450,793
G. Peter O'Brien David L. Meister	60,024,887 59,781,734	5,551,548 5,794,701